

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mailstop 4628

August 27, 2009

Mr. Barry Quiroz
Acting Principal Accounting Officer
Mexoro Minerals Ltd.
C. General Retana #706
Col. San Felipe, C.P.
Chihuahua, Chih. Mexico 31203

> **Re: Mexoro Minerals Ltd.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed June 15, 2009**
> **File No. 000-23561**

Dear Mr. Quiroz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mark C. Shannon
Branch Chief